SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 1

Ablynx NV

(Name of Subject Company)

Ablynx NV

(Name of Person(s) Filing Statement)

Ordinary Shares, no nominal value

American Depositary Shares, each representing one Ordinary Share

(Title of Class of Securities)

ISIN BE0003877942 (Ordinary Shares)

CUSIP 00372Y105 (American Depositary Shares)

(CUSIP Number of Class of Securities)

Edwin Moses

Chief Executive Officer

Technologiepark 21

9052 Ghent/Zwijnaarde, Belgium

+32 9 262 00 00

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Mitchell S. Bloom James A. Matarese Blake Liggio Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 (617) 570-1000	Lars Van Bever Matthias Wauters Eubelius CVBA Louizalaan 99 Avenue Louise B-1050 Brussels +32 2 543 31 00

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 4, 2018 (together with the exhibits thereto and as amended or supplemented from time to time, the “Schedule 14D-9”) by Ablynx NV, a public limited liability company incorporated in the form of a naamloze vennootschap under the laws of Belgium (the “Company”). The Schedule 14D-9 relates to a tender offer (the “U.S. Offer”) by Sanofi, a société anonyme, organized under the laws of France (the “Offeror”) to purchase: (i) up to 100% of the issued and outstanding ordinary shares, no nominal value (the “Shares”) of the Company from “U.S. holders” (as that term is defined under instruction 2 to paragraphs (c) and (d) of Rule 14d-1 under the U.S. Securities Exchange Act of 1934, as amended) at a price of €45.00 per Share, and (ii) up to 100% of the outstanding Shares of the Company represented by American Depositary Shares of the Company (each, an “ADS” and collectively, “ADSs”) issued by JPMorgan Chase Bank, N.A., acting as depositary (the “Depositary”), pursuant to that certain Deposit Agreement, dated as of September 5, 2014, among the Company, the Depositary and all holders from time to time of American depositary receipts (“ADRs”) issued thereunder (as amended, the “Deposit Agreement”), from all holders, wherever located, at a price of €45.00 per ADS (each such amount described in (i) and (ii), the “Offer Price”), in each case, rounded to the nearest whole cent and payable net to the seller thereof in cash, without interest, and less the amount of any fees, expenses and withholding taxes that may be applicable (and, with respect to the ADSs, including a fee related to the foreign exchange conversion and a fee of $0.05 per ADS for the cancellation of the ADR evidencing such tendered ADS in each case, as contemplated by the Deposit Agreement). The Offer Price paid to holders of ADSs will be paid in U.S. dollars converted in the manner described in Section 2 – “Acceptance for Payment and Payment for Shares and/or ADSs” of the U.S. Offer to Purchase (defined below).

The U.S. Offer is being made upon the terms and subject to the conditions set forth in the U.S. Offer to Purchase, dated April 4, 2018, and filed as Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO, dated April 4, 2018, filed by the Offeror with the SEC on April 4, 2018 (the “U.S. Offer to Purchase”), the related Share Acceptance Form, the related ADS Letter of Transmittal, and the related Share Withdrawal Form, as each may be amended or supplemented from time to time.

Except as set forth below, the information in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

ITEM 8. ADDITIONAL INFORMATION.

Item 8 of the Solicitation/Recommendation Statement on Schedule 14D-9 is hereby amended and supplemented by inserting the following new subsection (f) entitled ‘Expiration of the U.S. Offer’ immediately before the subsection entitled ‘Cautionary Statement Concerning Forward-Looking Statements’:

(f). Expiration of the U.S. Offer.

“The initial acceptance period of the U.S. Offer (and the related withdrawal rights) expired as scheduled on the Initial Expiration Date. As more fully described in Section 1 – “Terms of the U.S. Offer” of the U.S. Offer to Purchase, the Offeror will publish the results of the initial acceptance period of the U.S. Offer within five (5) Business Days, including whether or not the Offeror will commence a Voluntary Subsequent Offering Period, the Mandatory Subsequent Offering Period or the Squeeze-Out period, as applicable, and, to the extent that the conditions to the Offers are satisfied, the Offeror will pay for all Shares and ADSs that were validly tendered and not withdrawn within ten (10) Business Days following the publication of such results, in accordance with Belgian law.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

ABLYNX NV

By:	/s/ Edwin Moses
Name: Edwin Moses Title: Chief Executive Officer

Dated: May 7, 2018